unaxis

RECEIVED

2005 FEB 15 A 9:1

82-34643 making IT possible

Rule 12g3-2(b) File No. ~~82-5190~~


05005826

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Tel. Nr. Filing desk 202 942 80 50

SUPPL

Date February 11, 2005
Contact Nicolas Weidmann
E-mail nicolas.weidmann@unaxis.com
Direct phone +41 58 360 96 02
Subject Unaxis Holding Inc.
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding Inc.

PROCESSED
FEB 17 2005
THOMSON
FINANCIAL

Nicolas Weidmann
Corporate Communications

Enclosure

- **Disclosure of interest in accordance with stock market rules**

Unaxis Management Inc.
Churerstrasse 120
P.O.Box

Telephone +41 58 360 96 96
Fax +41 58 360 96 93
www.unaxis.com

Rule 12g3-2(b) File No. 82-5190

Media release

Disclosure of interests in accordance with stock market rules

Pfäffikon SZ, February 11, 2005 – As announced by the Zürcher Kantonalbank, P.O.Box, 8010 Zurich, as of February 9, 2005 this institution now holds 11.26% of share voting rights in Unaxis Holding Inc., 5.93% via derivatives and 5.33% accruing from direct shareholdings (753'678 shares).

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected, or projected.

For further information, please contact:

Unaxis Management Inc.
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management Inc.
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components, and services for high-technology products based on core competencies in thin-film and vacuum technology. Unaxis' commercial activities center on high-growth sectors such as protective coatings for precision tools and components (Coating Services), systems for producing vacuum and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), and aerospace technology (Space Technology). Unaxis also deploys its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6,500 individuals and, in its 2003 financial year, achieved sales of CHF 1,610 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development, and production in Europe, Asia, and the USA, as well as 80 subsidiaries in 25 countries.